UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2017

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

641 Lexington Ave, 29th FL
New York, NY 10022
212 488 4974
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Departure Of Directors Or Certain Officers; Election Of Directors; Appointment Of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with the transactions described below, on August 2, 2017, Haiming Guo, Guo Chen and Jingxiao Zhang resigned from the Board of Directors of Wins Finance Holdings Inc. (the “Company”) and the remaining members of the Board of Directors appointed Xiaofeng Zhong, Shihai Wang and Weiqi Chen to the Board of Directors. Each of the persons resigning indicated that his resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, polices or practices.

Other Events.

As previously reported, on December 13, 2016, Appelo Ltd. and Wits Global Ltd., each an entity controlled by Mr. Wang Hong (collectively, the “Sellers”), entered into an agreement to transfer all of the ordinary shares of the Company owned by them (an aggregate of 13,440,000 ordinary shares (approximately 67% of the Company’s outstanding ordinary shares)) to Spectacular Bid Limited , a wholly owned subsidiary of Freeman FinTech Corporation Limited, a company listed on the Hong Kong Stock Exchange. On August 2, 2017, Spectacular Bid Limited acquired the shares from the Sellers. In connection with the transaction, the Sellers transferred certain rights in a registration rights agreement to Freeman.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release dated August 2, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 2, 2017

WINS FINANCE HOLDINGS INC.

By: /s/ Renhui Mu

Name: Renhui Mu

Title: Chief Executive Officer